UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549-1004






                                FORM U-9C-3



                   QUARTERLY REPORT PURSUANT TO RULE 58


              For the quarterly period ended March 31, 2003




                            Northeast Utilities
                            -------------------
                   (Name of registered holding company)





                    107 Selden Street, Berlin, CT 06037
                    -----------------------------------
                 (Address of Principal Executive Officers)





Name and telephone number of officer to whom inquiries concerning this report should be directed:

John P. Stack, Vice President-Accounting and Controller
Telephone Number:  860-665-2333



                              GENERAL INSTRUCTIONS



A.   Use of Form

     1. A reporting company, as defined herein, shall file a report on this form within 60 days after the end of each of the first three quarters, and within 90 days after the end of the fourth quarter, of the fiscal year of the registered holding company. The period beginning on the date of effectiveness of rule 58 and ending at the end of the quarter following the quarter in which the rule becomes effective shall constitute the initial period for which any report shall be filed, if applicable.

     2. The requirement to provide specific information by means of this form supersedes any requirement by order of the Commission to provide identical information by means of periodic certificates under rule 24; but does not so supersede and replace any requirement by order to provide information by means of an annual report on Form U-13-60.

     3. Information with respect to reporting companies that is required by Form U-13-60 shall be provided exclusively on that form.

     4. Notwithstanding the specific requirements of this form, this Commission may informally request such further information as, in its opinion, may be necessary or appropriate.

B.   Statements of Monetary Amounts and Deficits

     1. Amounts included in this form and in related financial statements may be expressed in whole dollars, thousands of dollars or hundred thousands of dollars.

     2. Deficits and other similar entries shall be indicated by either brackets or parentheses. An explanation should be provided by footnote.

C.   Formal Requirements

     This form, including exhibits, shall be filed with Commission electronically pursuant to Regulation S-T (17 CFR 232.10 et seq.). A conformed copy of each such report shall be filed with each state commission having jurisdiction over the retail rates of a public utility company that is an associate company of a reporting company. Each report shall provide the name and telephone number of the person to whom inquiries concerning this report should be directed.

D.   Definitions

     As used in this form, the word "reporting company" means an energy-related company or gas-related company, as defined in rule 58(b). All other words and terms have the same meaning as in the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations thereunder.



ITEM 1 - ORGANIZATIONAL CHART

-------------------------------------------------------------------------------
Instructions
-------------------------------------------------------------------------------

1. Complete Item 1 only for the first three calendar quarters of the fiscal year of the registered holding company.

2. Under the caption "Name of Reporting Company," list each energy-related and gas-related company and each system company that directly or indirectly holds securities thereof. Add the designation "(new)" for each reporting company of which securities were acquired during the period, and the designation "(*)" for each inactive company.

3. Under the caption "Percentage of Voting Securities Held," state the aggregate percentage of the outstanding voting securities of the reporting company held directly or indirectly by the registered holding company at the end of the quarter.

4. Provide a narrative description of each reporting company's activities during the reporting period.


                                                                    Percentage                   Activities
                       Energy or                                    of Voting                     Reported
      Name of             Gas         Date of        State of       Securities   Nature of       During the
 Reporting Company      Related     Organization   Organization        Held      Business          Period
 -----------------      -------     ------------   -------------       ----      --------          ------
NU Enterprises,         Holding       01/04/99      Connecticut    100% by       Unregulated        (A)
Inc.                                                               Northeast     businesses
                                                                   Utilities     holding
                                                                                 company
                                                                                                    (B)
Select Energy, Inc.     Energy        09/26/96      Connecticut    100% by NU    Invest in
                                                                   Enterprises,  energy-related
                                                                   Inc.          activities

Select Energy           Energy        03/17/99      Connecticut    100% by NU    Invest in          (C)
Portland Pipeline,                                                 Enterprises,  energy-related
Inc. *                                                             Inc.          activities

Northeast               Energy        01/04/99      Connecticut    100% by NU    Invest in          (D)
Generation Services                                                Enterprises,  energy-related
Company                                                            Inc.          activities

Select Energy           Energy        06/19/90     Massachusetts   100% by NU    Invest in          (E)
Services, Inc.                                                     Enterprises,  energy-related
                                                                   Inc.          activities

Reeds Ferry Supply      Energy        07/15/64     New Hampshire   100% by       Invest in          (F)
Co., Inc.                                                          Select        energy-related
                                                                   Energy        activities
                                                                   Services,
                                                                   Inc.

HEC/Tobyhanna           Energy        09/28/99     Massachusetts   100% by       Invest in          (G)
Energy Project,                                                    Select        energy-related
Inc.                                                               Energy        activities
                                                                   Services,
                                                                   Inc.

Select Energy           Energy        10/12/94     Massachusetts   100% by       Invest in          (H)
Contracting, Inc.                                                  Select        energy-related
                                                                   Energy        activities
                                                                   Services,
                                                                   Inc.

Yankee Energy           Holding       02/15/00      Connecticut    100% by       Public Utility     (I)
System, Inc.                                                       Northeast     Holding
                                                                   Utilities     Company

Yankee Energy           Energy        07/02/93      Connecticut    100% by       Invest in          (J)
Services Company*                                                  Yankee        energy-related
                                                                   Energy        activities
                                                                   System, Inc.

R. M. Services,         Energy        11/22/94      Connecticut    10% by        Invest in          (K)
Inc.                                                               Yankee        energy-related
                                                                   Energy        activities
                                                                   System, Inc.

Acumentrics             Energy        09/13/00    Massachusetts    5% by NU      Invest in          (L)
Corporation                                                        Enterprises,  energy-related
                                                                   Inc.          activities

ERI/HEC EFA-Med,        Energy        09/30/00       Delaware      50% by        Invest in          (M)
LLC                                                                Select        energy-related
                                                                   Energy        activities
                                                                   Services,
                                                                   Inc.

E. S. Boulos            Energy        01/10/01    Connecticut      100% by       Invest in          (N)
Company                                                            Northeast     energy-related
                                                                   Generation    activities
                                                                   Services
                                                                   Company

NGS Mechanical,         Energy        01/24/01    Connecticut      100% by       Provide            (O)
Inc.                                                               Northeast     mechanical
                                                                   Generation    construction
                                                                   Services      and
                                                                   Company       maintenance
                                                                                 services

HEC/CJTS Energy         Energy        03/02/01       Delaware      100% by       Facilitate         (P)
Center LLC                                                         Select        construction
                                                                   Energy        financing
                                                                   Services,
                                                                   Inc.

Select Energy           Energy        02/13/96       Delaware      100% by       Invest in          (Q)
New York, Inc.                                                     Select        energy-related
                                                                   Energy, Inc.  activities

Woods Electrical        Energy        07/18/02      Connecticut    100% by       Provide            (R)
Co., Inc.                                                          Northeast     electrical
                                                                   Generation    contacting
                                                                   Services      services
                                                                   Company

Greenport Power,        Energy        02/13/03       Delaware      50% by        Invest in          (S)
LLC (new)                                                          Northeast     energy related
                                                                   Generation    construction
                                                                   Services      activities
                                                                   Company

(A) NU Enterprises, Inc. is not the "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(B) Select Energy, Inc. (Select Energy) is an integrated energy business that buys, sells, markets and trades electricity, gas and oil and energy-related products and services to both wholesale and retail customers in the northeastern United States. Select Energy procures and delivers energy and capacity required to serve its electric, gas and oil customers. Under the umbrella of the Select Energy brand, Select Energy, collectively with its affiliated competitive energy businesses, provides a wide range of energy products and energy services.

     Select Energy is a licensed retail electricity supplier and is registered with local electric distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island and Virginia. Select Energy is a registered gas marketer with local gas distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island and Virginia.

(C) Select Energy Portland Pipeline, Inc. (SEPPI) acquired a 5% interest in Portland Natural Gas Transmission System partnership in March 1999 and sold this interest in June 2001.

(D)  Northeast Generation Services Company (NGS) was established to provide a full range of energy-related operation and maintenance services for larger industrial, institutional and power generation customers throughout
     the 11-state northeast area.   NGS' current business segments focus on
     providing turnkey Manage and Operate Services (MOS) a variety of Specialty Services (SS) and full-scope mechanical, Construction and Maintenance Services (CMS).

     MOS is a service that is designed for generation asset owners. NGS has the ability to offer station management and operation services with a focus on optimizing the value of that specific asset with the owner. Within the SS platform, its offerings include electrical maintenance and laboratory analysis. Within the CMS platform, the product and service offerings include mechanical construction and maintenance services and engineering and environmental consulting services, with an emphasis on power plant systems.

(E) Select Energy Services, Inc. (formerly HEC Inc.) is not the "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(F) Reed's Ferry Supply Co., Inc. is as an equipment wholesaler which purchases equipment on behalf of Select Energy Contracting, Inc.

(G) HEC/Tobyhanna Energy Project, Inc. was established as a special purpose entity to manage the assets of an Energy Savings Performance Contract
     (ESPC) project at the Tobyhanna Army Depot.

(H) Select Energy Contracting, Inc. designs, manages and directs the construction of, and/or installing of mechanical, water, and electrical systems, energy and other resource consuming equipment.

(I) Yankee Energy System, Inc. is not the "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(J) Yankee Energy Services Company (YESCO) has disposed of most of its assets and is winding down its energy-related services for its customers.

(K) R. M. Services, Inc. provides consumer collection services for companies throughout the United States.

(L) Acumentrics Corporation develops, manufactures, and distributes advanced power generation, power quality and power protection devices including a high-speed flywheel and advanced technology fuel cells.

(M) ERI/HEC EFA-Med, LLC (ERI/HEC) is a Delaware limited liability company that was formed by Select Energy Services, Inc., and ERI Services, Inc.
     to enter into an indefinite delivery/indefinite quantity contract with the U.S. Navy. Under the contract, the Navy will issue Delivery Orders for energy services work at U.S. Government facilities located in Bahrain, Greece, Egypt, Italy, Spain, Turkey, and the United Kingdom. ERI/HEC will designate either ERI or Select Energy Services, Inc. to perform each of the Delivery Orders. ERI/HEC will also act as the conduit for any project-related financing. ERI Services, Inc. and Select Energy Services, Inc. each own 50% of the LLC.

(N) E. S. Boulos Company (Boulos) is in the electrical contracting business primarily in Maine, New Hampshire and Massachusetts. Boulos is registered to do business in Connecticut, Rhode Island, Maine, Massachusetts, New Hampshire, and Vermont.

(O) NGS Mechanical, Inc. (NGSM) performs mechanical construction and maintenance services. NGSM is registered to do business in Massachusetts, New Hampshire, Maine, Vermont, Rhode Island, and New York.

(P) HEC/CJTS Energy Center LLC (HEC/CTJS) facilitated the construction of an energy center at the Connecticut Juvenile Training School in Middletown, Connecticut. HEC/CJTS does not have any employees nor does it conduct any other activities other than those related to accepting the assignment of the related lease.

(Q) Select Energy New York, Inc. (SENY) is engaged in the brokering, marketing, transportation, storage, and sale of energy commodities in the state of New York.

(R) Woods Electrical Co., Inc. (Woods) is in the electrical contracting business in Connecticut. Woods is registered to do business in Connecticut, Massachusetts, Maine and New Hampshire.

(S) Greenport Power LLC (Greenport) is a Delaware limited liability company that was formed by NGS and Hawkeye Electric LLC (Hawkeye Electric) to enter into an Engineering, Procurement and Construction Agreement with Global Common LLC for the performance of design, engineering, procurement, construction and other services in connection with an electrical facility construction project in Greenport, Long Island, New York. Hawkeye Electric and NGS each own 50% of the LLC.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

-------------------------------------------------------------------------------
Instruction
-------------------------------------------------------------------------------

With respect to a transaction with an associate company, report only the type and principal amount of securities involved.
-------------------------------------------------------------------------------

                                                       Person
Company         Type of  Principal                     to Whom      Collateral Consideration Company      Amount of
Issuing         Security Amount of    Issue or Cost of Security     Given With Received for  Contributing Capital
Security        Issued   Security     Renewal  Capital Was Issued   Security   Each Security Capital      Contribution
--------------- -------- ------------ -------- ------- ------------ ---------- ------------- ------------ -------------
Select
Energy, Inc.    No transactions this quarter.

Northeast
Generation
Services
Company         No transactions this quarter.

Select Energy
Contracting,
Inc.            No transactions this quarter.

Reeds Ferry
Supply Co.,
Inc.            No transactions this quarter.

HEC/Tobyhanna
Energy
Project, Inc.   No transactions this quarter.

Yankee Energy
Services
Company         No transactions this quarter.

R. M.
Services, Inc.  No transactions this quarter.

ERI/HEC
EFA-Med, LLC    No transactions this quarter.

E.S. Boulos
Company         No transactions this quarter.

NGS Mechanical,
Inc.            No transactions this quarter.

HEC/CJTS
Energy
Center LLC      No transactions this quarter.

Select Energy
New York, Inc.  No transactions this quarter.

Woods Electrical
Co., Inc.       No transactions this quarter.

Northeast
Utilities       No transactions this quarter.


ITEM 3 - ASSOCIATE TRANSACTIONS

-------------------------------------------------------------------------------
Instructions
-------------------------------------------------------------------------------

1. This item is used to report the performance during the quarter of contracts among reporting companies and their associate companies, including other reporting companies, for service, sales and construction. A copy of any such contract not filed previously should be provided as an exhibit pursuant to Item 6.B.

2. Parts I and II concern transactions performed by reporting companies on behalf of associate companies, and transactions performed by associate companies on behalf of reporting companies, respectively.

-------------------------------------------------------------------------------

Part I - Transactions performed by reporting companies on behalf of associate companies.

                                                                           Total Amount
                                                                              Billed*
Reporting               Associate
Company                 Company                    Types of                Three Months
Rendering               Receiving                  Services                    Ended
Services                Services                   Rendered               March 31, 2003
----------------------- ------------------------   --------------       -------------------
                                                                            (Thousands
                                                                            of Dollars)
Northeast               Northeast
Generation              Generation                 Electrical and
Services Company        Company                    Mechanical services        $ 4,573
                                                                              =======
Northeast
Generation                                         Electrical and
Services Company        E. S. Boulos Company       Mechanical services        $     2
                                                                              =======
Northeast
Generation              Northeast Utilities        Electrical and
Services Company        Service Company            Mechanical services        $   115
                                                                              =======
Northeast               The Connecticut
Generation              Light and Power            Electrical and
Services Company        Company                    Mechanical services        $   148
                                                                              =======
Northeast
Generation              Holyoke Water              Electrical and
Services Company        Power Company              Mechanical services        $ 2,589
                                                                              =======
Northeast               Western
Generation              Massachusetts              Electrical and
Services Company        Electric Company           Mechanical services        $     5
                                                                              =======

Northeast
Generation              Select Energy              Electrical and
Services Company        Services, Inc.             Mechanical services        $   274
                                                                              =======
Northeast               Public Service
Generation              Company of                 Electrical and
Services Company        New Hampshire              Mechanical services        $   773
                                                                              =======
Northeast
Generation              Yankee Energy              Electrical and
Services Company        Services Company           Mechanical services        $     1
                                                                              =======
Reeds Ferry             Select Energy              Wholesale Purchasing
Supply Co., Inc.        Contracting, Inc.          Services                   $   237
                                                                              =======
                        Select Energy              Wholesale Purchasing
Select Energy, Inc.     New York, Inc.             Services                   $ 5,574
                                                                              =======
                        Northeast Generation       Wholesale Purchasing
Select Energy, Inc.     Services Company           Services                   $     6
                                                                              =======
                        Northeast Utilities        Wholesale Purchasing
Select Energy, Inc.     Service Company            Services                   $     2
                                                                              =======
                        The Connecticut
                        Light and Power            Wholesale Purchasing
Select Energy, Inc.     Company                    Services                   $   601
                                                                              =======

                        Holyoke Water              Wholesale Purchasing       $    12
Select Energy, Inc.     Power Company              Services                   =======

                        Western
                        Massachusetts              Wholesale Purchasing       $    93
Select Energy, Inc.     Electric Company           Services                   =======

                        Public Service
                        Company of                 Wholesale Purchasing       $   311
Select Energy, Inc.     New Hampshire              Services                   =======

E. S. Boulos            Northeast Generation       Wholesale Purchasing       $    11
Company                 Services Company           Services                   =======

Select Energy           Select Energy,             Wholesale Purchasing       $   121
New York, Inc.          Inc.                       Services                   =======

Yankee Energy           Yankee Gas                                            $     3
Services Company        Services Company           Miscellaneous              =======

* Total Amount Billed is for direct costs only.



Part II - Transactions performed by associate companies on behalf of reporting companies.

                                                                           Total Amount
                                                                              Billed*
Associate               Reporting
Company                 Company                    Types of                Three Months
Rendering               Receiving                  Services                    Ended
Services                Services                   Rendered               March 31, 2003
----------------------- ------------------------   --------------       -------------------
                                                                            (Thousands
                                                                            of Dollars)
Northeast Generation    Northeast Generation
Company                 Services Company           Miscellaneous              $   322
                                                                              =======
Public Service
Company of              Select Energy,
New Hampshire           Inc.                       Miscellaneous              $    78
                                                                              =======
The Connecticut
Light and Power         Northeast Generation
Company                 Services Company           Miscellaneous              $    13
                                                                              =======
The Connecticut
Light and Power         Select Energy,
Company                 Inc.                       Miscellaneous              $     1
                                                                              =======
Holyoke Water           Northeast Generation
Power Company           Services Company           Miscellaneous              $   147
                                                                              =======
Western
Massachusetts           Northeast Generation
Electric Company        Services Company           Miscellaneous              $     3
                                                                              =======
Yankee Gas              Yankee Energy
Services Company        Services Company           Miscellaneous              $     3
                                                                              =======
Northeast Utilities     Select Energy
Service Company         New York, Inc.             Miscellaneous              $    76
                                                                              =======
Northeast Utilities     Northeast Generation
Service Company         Services Company           Miscellaneous              $ 1,126
                                                                              =======
Northeast Utilities     Select Energy,
Service Company         Inc.                       Miscellaneous              $ 4,218
                                                                              =======
Northeast Utilities     Yankee Energy
Service Company         Services Company           Miscellaneous              $     4
                                                                              =======
* Total Amount Billed is for direct costs only.


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
----------------------------------------

                                                      (Thousands of Dollars)
Total consolidated capitalization as of 03/31/03       $6,677,356             line 1

Total capitalization multiplied by 15%
 (line 1 multiplied by .15)                             1,001,603             line 2

Greater of $50 million or line 2                                   $1,001,603 line 3

Total current aggregate investment:
 (categorized by major line of
  energy-related business):
   Select Energy, Inc.                                    669,724
   Northeast Generation Services Company                   37,201
   Select Energy Contracting, Inc.                         27,081
   Select Energy New York, Inc.                            30,680
   Woods Electrical Co., Inc.                               9,631
   Reeds Ferry Supply Co., Inc.                                 7
   HEC/Tobyhanna Energy Project, Inc.                        -
   Yankee Energy Services Company                           7,882
   E.S. Boulos Company                                      9,886
   R.M. Services, Inc.                                     13,799
   NGS Mechanical, Inc.                                        10
   Acumentrics Corporation                                  7,500
   Greenport, LLC                                              92
   ERI/HEC EFA-Med, LLC                                         9
   HEC/CJTS Energy Center LLC                                  12
                                                      ------------
   Current aggregate investment                                       813,514
                                                                  ------------
     Elimination *                                                     22,520
                                                                  ------------
   Total current aggregate investment                                 790,994 line 4
                                                                  ------------
Difference between the greater of $50 million or 15% of
capitalization and the total aggregate investment of the
registered holding company system                                    $210,609 line 5
                                                                  ============

*Elimination is for capital contributions made from a parent company who is a reporting company to a subsidiary who is also a reporting company.


ITEM 5 - OTHER INVESTMENTS

-------------------------------------------------------------------------------
Instruction
-------------------------------------------------------------------------------

This item concerns investments in energy-related and gas-related companies that are excluded from the calculation of aggregate investment under rule 58.

-------------------------------------------------------------------------------

Major Line      Other           Other
of Energy-      Investment      Investment
Related         in Last         in This         Reason for Difference
Business        U-9C-3 Report   U-9C-3 Report   in Other Investment
-------------   -------------   -------------   ------------------------

NONE


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

-------------------------------------------------------------------------------
Instructions
-------------------------------------------------------------------------------

A.   Financial Statements

     1. Financial statements are required for reporting companies in which the registered holding company system has at least 50% equity or other ownership interest. For all other rule 58 companies, the registered holding company shall make available to the Commission such financial statements as are available to it.

     2. For each reporting company, provide a balance sheet as of the end of the quarter and income statements for the three-month and year-to-date periods ending as of the end of the quarter, together with any notes thereto. Financial statements shall be for the first three quarters of the fiscal year of the registered holding company.

     3. If a reporting company and each of its subsidiaries engage exclusively in single category of energy-related or gas-related activity, consolidated financial statements may be filed.

     4. Separate financial statements need not be filed for inactive companies or for companies engaged solely in the ownership of interests in energy-related or gas-related companies.

B.   Exhibits

     1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

     2. A certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.


A.   Financial Statements

     Select Energy, Inc.:
      Balance Sheet - As of March 31, 2003
      Income Statement - Three months ended March 31, 2003

     Northeast Generation Services Company:
      Balance Sheet - As of March 31, 2003
      Income Statement - Three months ended March 31, 2003

     Select Energy Contracting, Inc.:
      Balance Sheet - As of March 31, 2003
      Income Statement - Three months ended March 31, 2003

     Reeds Ferry Supply Co., Inc.:
     Balance Sheet - As of March 31, 2003
      Income Statement - Three months ended March 31, 2003

     HEC/Tobyhanna Energy Project, Inc.:
      Balance Sheet - As of March 31, 2003
      Income Statement - Three months ended March 31, 2003

     Yankee Energy Services Company:
      Balance Sheet - As of March 31, 2003
      Income Statement - Three months ended March 31, 2003

     ERI/HEC EFA-Med, LLC:
      Not available as of March 31, 2003

     E. S. Boulos Company:
      Balance Sheet - As of March 31, 2003
      Income Statement - Three months ended March 31, 2003

     NGS Mechanical, Inc.:
      Balance Sheet - As of March 31, 2003
      Income Statement - Three months ended March 31, 2003

     Northeast Utilities (Parent):
      Balance Sheet - As of March 31, 2003
      Income Statement - Three months ended March 31, 2003

     Select Energy New York, Inc.:
      Balance Sheet - As of March 31, 2003
      Income Statement - Three months ended March 31, 2003

     HEC/CJTS Energy Center LLC:
      Balance Sheet - As of March 31, 2003
      Income Statement - Three months ended March 31, 2003

     Woods Electrical Co., Inc.:
      Balance Sheet - As of March 31, 2003
      Income Statement - Three months ended March 31, 2003

     Greenport Power, LLC:
      Not available as of March 31, 2003


  B.   Exhibits

Exhibit No.    Description
-----------    -----------

6.B.1.1a Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1b Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1c Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1d Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1e Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1f Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1g Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1h Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1i Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1j Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1k Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2a Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2b Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3a Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3b Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.4a Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.4b Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.5a Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.5b Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.6 Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.7 Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.2.1 The company certifies that a conformed copy of Form U-9C-3 for the previous quarter was filed with the following state commissions:

               Ms. Louise E. Rickard
               Acting Executive Secretary
               Department of Public Utility Control
               10 Franklin Square
               New Britain, CT 06051

               Ms. Mary L. Cottrell, Secretary
               Massachusetts Department of Telecommunications and Energy 100 Cambridge Street
               Boston, MA 02202

               Mr. Thomas B. Getz
               Executive Director and Secretary
               State of New Hampshire
               Public Utilities Commission
               8 Old Suncook Road, Building One
               Concord, NH 03301-7319




SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)

                                                       March 31,
                                                         2003
                                                      ----------
                                                      (Thousands
                                                      of Dollars)
ASSETS
------

Current Assets:
  Receivables, net                                    $   324,570
  Accounts receivable from affiliated companies           135,560
  Taxes receivable                                          8,060
  Special deposits                                         36,683
  Derivative assets                                       157,519
  Prepaid option premiums                                  15,323
  Prepayments and other                                    33,252
                                                      -----------
                                                          710,967
                                                      -----------

Property, Plant and Equipment:
  Competitive energy                                       12,686
   Less:  Accumulated depreciation                          8,396
                                                      -----------
                                                            4,290
  Construction work in progress                             4,638
                                                      -----------
                                                            8,928
                                                      -----------
Deferred Debits and Other Assets:
  Intangibles, net                                         17,131
  Prepaid pension                                           2,032
  Long-term accounts receivable                             7,851
  Long-term contracts assets                               47,418
  Other                                                    36,231
                                                      -----------
                                                          110,663
                                                      -----------
Total Assets                                          $   830,558
                                                      ===========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)


                                                          March 31,
                                                            2003
                                                         ----------
                                                         (Thousands
                                                         of Dollars)
LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Notes payable to affiliated companies                  $  224,300
  Accounts payable                                          352,897
  Accounts payable to affiliated companies                   19,156
  Derivative liabilities                                    118,903
  Unearned option premiums                                   24,114
  Other                                                      41,797
                                                         ----------
                                                            781,167
                                                         ----------

Deferred Credits and Other Liabilities
    Accumulated deferred income taxes                        10,441
    Other                                                     9,934
                                                         ----------
                                                             20,375
                                                         ----------
Capitalization:
  Common Stockholder's Equity:
    Common stock, $1 par value - 20,000 shares
      authorized and 100 shares outstanding                    -
    Capital surplus, paid in                                249,300
    Accumulated deficit                                    (230,290)
    Accumulated other comprehensive income                   10,006
                                                         ----------
  Common Stockholder's Equity                                29,016
                                                         ----------
Total Capitalization                                         29,016
                                                         ----------
Total Liabilities and Capitalization                     $  830,558
                                                         ==========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY, INC.
INCOME STATEMENT
(Unaudited)



                                            Three Months
                                               Ended
                                             March 31,
                                                2003
                                            ------------
                                            (Thousands
                                             of Dollars)


Operating Revenues                          $   550,838
                                            -----------
Operating Expenses:
 Operation -
  Purchased power, net interchange
    power and capacity                          546,458
  Other                                          14,147
  Depreciation and amortization                   2,853
  Taxes other than income taxes                     623
                                            -----------
       Total operating expenses                 564,081
                                            -----------
Operating Loss                                  (13,243)

Interest Expense, Net                             1,299
Other Income, Net                                 4,035
                                            -----------
Loss Before Income Tax Benefit                  (10,507)
Income Tax Benefit                                5,998
                                            -----------
Net Loss                                    $    (4,509)
                                            ===========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)


                                                        March 31,
                                                          2003
                                                       ----------
                                                       (Thousands
                                                       of Dollars)
ASSETS
------

Current Assets:
  Cash                                                 $       211
  Receivables, net                                           7,230
  Accounts receivable from affiliated companies              5,868
  Taxes receivable                                             382
  Unbilled revenues                                          1,255
  Fuel, materials and supplies, at average cost                  2
  Prepayments and other                                      1,692
                                                       -----------
                                                            16,640
                                                       -----------

Property, Plant and Equipment:
  Competitive energy                                         2,948
    Less:  Accumulated depreciation                            884
                                                       -----------
                                                             2,064
  Construction work in progress                                653
                                                       -----------
                                                             2,717
                                                       -----------

Deferred Debits and Other Assets:
  Accumulated deferred income taxes                            362
  Prepaid pension                                              751
  Intangible assets, net and other                          22,800
                                                       -----------
                                                            23,913
                                                       -----------
Total Assets                                           $    43,270
                                                       ===========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)




                                                       March 31,
                                                         2003
                                                     -------------
                                                       (Thousands
                                                       of Dollars)
LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Notes payable to affiliated companies              $     11,000
  Accounts payable                                          2,120
  Accounts payable to affiliated companies                  8,153
  Other                                                     1,359
                                                     ------------
                                                           22,632
                                                     ------------

Deferred Credits and Other Liabilities                        840
                                                     ------------
Capitalization:
  Long-Term Debt                                            5,000
                                                     ------------
  Common Stockholder's Equity:
    Common stock, $1 par value - 20,000 shares
      authorized and 100 shares outstanding                  -
    Capital surplus, paid in                               15,517
    Accumulated deficit                                      (677)
    Accumulated comprehensive loss                            (42)
                                                     ------------
  Common Stockholder's Equity                              14,798
                                                     ------------
Total Capitalization                                       19,798
                                                     ------------
Total Liabilities and Capitalization                 $     43,270
                                                     ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
INCOME STATEMENT
(Unaudited)


                                             Three Months
                                                Ended
                                              March 31,
                                                 2003
                                            -------------
                                             (Thousands
                                             of Dollars)

Operating Revenues                          $      12,280
                                            -------------

Operating Expenses:
  Operation  -
    Other                                          10,403
  Maintenance                                       2,220
  Depreciation and amortization                        68
  Taxes other than income taxes                       520
                                            -------------
       Total operating expenses                    13,211
                                            -------------
Operating Loss                                       (931)

Interest Expense, Net                                 154
Other Loss, Net                                       (59)
                                            -------------
Loss Before Income Tax Benefit                     (1,144)
Income Tax Benefit                                    458
                                            -------------
Net Loss                                    $        (686)
                                            =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
BALANCE SHEET
(Unaudited)


                                                         March 31,
                                                            2003
                                                        ------------
                                                         (Thousands
                                                         of Dollars)
ASSETS
------

Current Assets:
  Receivables, net                                      $     14,505
  Other materials and supplies, at average cost                  279
  Prepayments and other                                          361
                                                        ------------
                                                              15,145
                                                        ------------

Property, Plant and Equipment:
  Competitive energy                                           6,776
    Less:  Accumulated depreciation                            4,301
                                                        ------------
                                                               2,475
                                                        ------------

Deferred Debits and Other Assets:
  Goodwill, net                                               17,220
                                                        ------------
Total Assets                                            $     34,840
                                                        ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
BALANCE SHEET
(Unaudited)

                                                                    March 31,
                                                                      2003
                                                                   ----------
                                                                   (Thousands
                                                                   of Dollars)
LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Accounts payable                                                  $   4,966
  Accounts payable to affiliated companies                              7,524
  Accrued taxes                                                           701
  Other                                                                 1,278
                                                                    ---------
                                                                       14,469
                                                                    ---------

Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes                                       937
  Other                                                                 2,413
                                                                    ---------
                                                                        3,350
                                                                    ---------

Capitalization:
  Common Stockholder's Equity:
    Common stock, $1 par value - 100,000 shares
      authorized and 100 shares outstanding                              -
    Capital surplus, paid in                                           15,108
    Retained earnings                                                   1,913
                                                                    ---------
  Common Stockholder's Equity                                          17,021
                                                                    ---------
Total Capitalization                                                   17,021
                                                                    ---------
Total Liabilities and Capitalization                                $  34,840
                                                                    =========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
INCOME STATEMENT
(Unaudited)


                                                       Three Months
                                                           Ended
                                                        March 31,
                                                           2003
                                                       ------------
                                                        (Thousands
                                                        of Dollars)

Operating Revenues                                     $     15,329
                                                       ------------

Operating Expenses:
  Operation                                                  13,921
  Maintenance                                                   149
  Depreciation                                                  306
  Taxes other than income taxes                                 546
                                                       ------------
       Total operating expenses                              14,922
                                                       ------------
Operating Income                                                407

Interest Expense, Net                                            53
Other Income, Net                                                 2
                                                       ------------
Income Before Income Tax Expense                                356
Income Tax Expense                                               99
                                                       ------------
Net Income                                             $        257
                                                       ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



REEDS FERRY SUPPLY CO., INC.
BALANCE SHEET
(Unaudited)

                                                         March 31,
                                                           2003
                                                        ----------
                                                        (Thousands
                                                        of Dollars)
ASSETS
------

Current Assets:
  Cash                                                 $          5
  Receivables, net                                              172
                                                       ------------
                                                                177
                                                       ------------
Deferred Debits and Other Assets:
  Goodwill, net                                                 248
                                                       ------------
Total Assets                                           $        425
                                                       ============

LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Accounts payable                                     $        172
  Accounts payable to affiliated companies                      295
                                                       ------------
                                                                467
Capitalization:                                        ------------
  Common Stockholder's Equity:
    Common stock, no par value - 200 shares
      authorized and 100 shares outstanding                       4
    Capital surplus, paid in                                      3
    Accumulated deficit                                         (49)
                                                       ------------
  Common Stockholder's Equity                                   (42)
                                                       ------------
Total Capitalization                                            (42)
                                                       ------------
Total Liabilities and Capitalization                   $        425
                                                       ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



REEDS FERRY SUPPLY CO., INC.
INCOME STATEMENT
(Unaudited)


                                      Three Months
                                          Ended
                                       March 31,
                                          2003
                                      ------------
                                       (Thousands
                                       of Dollars)

Operating Revenues                    $        237
Operating Expenses                             237
                                      ------------
Net Income                            $         -
                                      ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/TOBYHANNA ENERGY PROJECT, INC.
BALANCE SHEET
(Unaudited)
                                                        March 31,
                                                          2003
                                                       ----------
                                                       (Thousands
                                                       of Dollars)
ASSETS
------

Current Assets:
  Receivables, net                                    $     1,123
                                                      -----------
Property, Plant and Equipment:
  Other, net                                                  714
                                                      -----------
Deferred Debits and Other Assets:
  Contracts receivable                                     27,906
  Other                                                     2,480
                                                      -----------
                                                           30,386
                                                      -----------
Total Assets                                          $    32,223
                                                      ===========

LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Long-term debt - current portion                    $        802
  Accounts payable to affiliated companies                   6,103
  Accrued taxes                                                163
  Accrued interest                                             240
  Other                                                        473
                                                      ------------
                                                             7,781
                                                      ------------

Capitalization:
  Long-Term Debt                                            23,666
                                                      ------------
  Common Stockholder's Equity:
    Common stock, $1 par value - 100 shares
      authorized and outstanding                              -
    Retained earnings                                          776
                                                      ------------
  Total Common Stockholder's Equity                            776
                                                      ------------
Total Capitalization                                        24,442
                                                      ------------
Total Liabilities and Capitalization                  $     32,223
                                                      ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/TOBYHANNA ENERGY PROJECT, INC.
INCOME STATEMENT
(Unaudited)


                                             Three Months
                                                 Ended
                                              March 31,
                                                 2003
                                             ------------
                                              (Thousands
                                              of Dollars)

Interest Expense, Net                        $        481
Other Income, Net                                     584
                                             ------------
Income Before Income Tax Expense                      103
Income Tax Expense                                     34
                                             ------------
Net Income                                   $         69
                                             ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                              March 31,
                                                                2003
                                                             -----------
                                                             (Thousands
                                                             of Dollars)
ASSETS
------

Current Assets:
  Cash                                                       $        26
  Receivables, net                                                     5
                                                             -----------
                                                                      31
                                                             -----------
Deferred Debits and Other Assets:
  Accumulated deferred income taxes                                  436
  Investments and other                                            5,144
                                                             -----------
                                                                   5,580
                                                             -----------
Total Assets                                                 $     5,611
                                                             ===========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                        March 31,
                                                          2003
                                                      -----------
                                                       (Thousands
                                                       of Dollars)
LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Notes payable to affiliated companies               $       172
  Accounts payable to affiliated companies                    455
  Accrued taxes                                                18
  Other                                                         3
                                                      -----------
                                                              648
                                                      -----------

Deferred Credits and Other Liabilities                          5
                                                      -----------
Capitalization:
  Common Stockholder's Equity:
    Common stock, no par value - 10,000 shares
      authorized and 200 shares outstanding                     1
    Capital surplus, paid in                                7,881
    Accumulated deficit                                    (2,924)
                                                      -----------
  Common Stockholder's Equity                               4,958
                                                      -----------
Total Capitalization                                        4,958
                                                      -----------
Total Liabilities and Capitalization                  $     5,611
                                                      ===========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
INCOME STATEMENT
(Unaudited)

                                                  Three Months
                                                      Ended
                                                   March 31,
                                                      2003
                                                  ------------
                                                   (Thousands
                                                   of Dollars)

Operating Revenues                                $          7

Operating Expenses                                           5
                                                  ------------
Operating Income                                             2

Interest Expense, Net                                        3
Other Income, Net                                            2
                                                  ------------
Income Before Income Tax Expense                             1
Income Tax Expense                                           2
                                                  ------------
Net Loss                                          $         (1)
                                                  ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



E.S. BOULOS COMPANY
BALANCE SHEET
(Unaudited)

                                                        March 31,
                                                          2003
                                                       ----------
                                                       (Thousands
                                                       of Dollars)
ASSETS
------

Current Assets:
  Cash                                                 $    1,789
  Receivables, net                                          9,367
  Accounts receivable from affiliated companies               263
  Unbilled revenues                                         2,946
  Materials and supplies                                      223
                                                       ----------
                                                           14,588
                                                       ----------
Property, Plant and Equipment:
  Competitive energy                                          756
   Less: Accumulated depreciation                             240
                                                       ----------
                                                              516
                                                       ----------
Deferred Debits and Other Assets:
  Goodwill                                                  6,963
  Other                                                        28
                                                       ----------
                                                            6,991
                                                       ----------
Total Assets                                           $   22,095
                                                       ==========


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



E.S. BOULOS COMPANY
BALANCE SHEET
(Unaudited)

                                                      March 31,
                                                        2003
                                                     ----------
                                                     (Thousands
                                                     of Dollars)
LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Advance from parent, non-interest bearing          $    2,948
  Accounts payable                                        3,018
  Accrued taxes                                           1,046
  Other                                                     201
                                                     ----------
                                                          7,213
                                                     ----------
Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                         120
  Other                                                     800
                                                     ----------
                                                            920
                                                     ----------
Capitalization:
  Common Stockholder's Equity:
    Common stock, no par value - 20,000 shares
      authorized and 100 shares outstanding                 -
    Capital surplus, paid in                              7,539
    Retained earnings                                     6,423
                                                     ----------
  Common Stockholder's Equity                            13,962
                                                     ----------
Total Capitalization                                     13,962
                                                     ----------
Total Liabilities and Capitalization                 $   22,095
                                                     ==========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



E.S. BOULOS COMPANY
INCOME STATEMENT
(Unaudited)

                                             Three Months
                                                 Ended
                                              March 31,
                                                 2003
                                             ------------
                                              (Thousands
                                              of Dollars)


Operating Revenues                           $      9,284
                                             ------------
Operating Expenses:
  Operating                                           305
  Maintenance                                       8,713
  Depreciation                                         37
                                             ------------
       Total operating expenses                     9,055
                                             ------------
Operating Income                                      229
Other Income, Net                                     219
                                             ------------
Income Before Income Tax Expense                      448
Income Tax Expense                                    146
                                             ------------
Net Income                                   $        302
                                             ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NGS MECHANICAL, INC.
BALANCE SHEET
(Unaudited)


                                                          March 31,
                                                            2003
                                                         ----------
                                                         (Thousands
                                                         of Dollars)
ASSETS
------

Current Assets:
  Cash                                                   $       10
                                                         ----------
Total Assets                                             $       10
                                                         ==========


LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Accounts payable to affiliated companies               $        2
                                                         ----------

Capitalization:
  Common Stockholder's Equity:
    Common stock, no par value - 20,000 shares
      authorized and 100 shares outstanding                     -
    Capital surplus, paid in                                     10
    Accumulated deficit                                          (2)
                                                         ----------
  Common Stockholder's Equity                                     8
                                                         ----------
Total Capitalization                                              8
                                                         ----------
Total Liabilities and Capitalization                     $       10
                                                         ==========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NGS MECHANICAL, INC.
INCOME STATEMENT
(Unaudited)


                                            Three Months
                                               Ended
                                              March 31,
                                                2003
                                            ------------
                                             (Thousands
                                             of Dollars)

Operating Revenues                          $       -
Operating Expenses                                  -
                                            -------------
Net Income                                  $       -
                                            =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST UTILITIES (PARENT)
BALANCE SHEET
(Unaudited)

                                                            March 31,
                                                              2003
                                                           -----------
                                                           (Thousands
                                                           of Dollars)

ASSETS
------

Current Assets:
  Cash                                                      $    1,243
  Notes receivable from affiliated companies                   269,900
  Notes and accounts receivable                                    474
  Receivables from affiliated companies                          2,022
  Taxes receivable                                               6,349
  Prepayments                                                    5,154
                                                            ----------
                                                               285,142
                                                            ----------

Deferred Debits and Other Assets:
  Investments in subsidiary companies, at equity             2,369,805
  Other                                                         16,185
                                                            ----------
                                                             2,385,990
                                                            ----------
Total Assets                                                $2,671,132
                                                            ==========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST UTILITIES (PARENT)
BALANCE SHEET
(Unaudited)

                                                           March 31,
                                                              2003
                                                          -----------
                                                          (Thousands
                                                          of Dollars)

LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Notes payable to banks                                  $    60,000
  Long-term debt - current portion                             23,000
  Accounts payable                                                516
  Accounts payable to affiliated companies                      5,470
  Accrued interest                                             11,978
  Other                                                           365
                                                          -----------
                                                              101,329
                                                          -----------
Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes                             5,918
  Other                                                           217
                                                          -----------
                                                                6,135
                                                          -----------
Capitalization:
  Long-Term Debt                                              334,104
                                                          -----------
  Common Stockholder's Equity:
    Common shares, $5 par value - authorized
      225,000,000 shares; 149,884,644 shares issued and
      126,591,916 shares outstanding                          749,423
    Capital surplus, paid in                                1,105,386
    Deferred contribution plan - employee stock
      ownership plan                                          (83,976)
    Retained earnings                                         808,352
    Accumulated other comprehensive income                     11,077
    Treasury stock                                           (360,698)
                                                          -----------
  Common Stockholder's Equity                               2,229,564
                                                          -----------
Total Capitalization                                        2,563,668
                                                          -----------
Total Liabilities and Capitalization                      $ 2,671,132
                                                          ===========


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST UTILITIES (PARENT)
STATEMENT OF INCOME
(Unaudited)

                                                      Three Months
                                                          Ended
                                                       March 31,
                                                          2003
                                                      ------------
                                                       (Thousands
                                                       of Dollars)

Operating Revenues                                    $       -
                                                      ------------
Operating Expenses:
  Other                                                      2,015
                                                      ------------
Operating Loss                                              (2,015)
                                                      ------------
Interest Expense                                             6,788
                                                      ------------
Other Income, Net:
  Equity in earnings of subsidiaries                        62,741
  Other                                                      2,804
                                                      ------------
       Other income, net                                    65,545
                                                      ------------
Income Before Income Tax Benefit                            56,742
Income Tax Benefit                                           3,462
                                                      ------------
Net Income                                            $     60,204
                                                      ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY NEW YORK, INC.
BALANCE SHEET
(Unaudited)


                                                      March 31,
                                                        2003
                                                     ----------
                                                     (Thousands
                                                     of Dollars)
ASSETS
------

Current Assets:
  Cash                                               $    27,801
  Receivables, net                                        50,750
  Accounts receivable from affiliated companies               55
  Special deposits                                         1,458
  Derivative assets                                       35,381
  Prepaid option premiums                                  4,869
  Prepayments and other                                    4,799
                                                     -----------
                                                         125,113
                                                     -----------
Property, Plant and Equipment:
  Competitive energy                                         509
   Less: Accumulated depreciation                            281
                                                     -----------
                                                             228
                                                     -----------

Deferred Debits and Other Assets                           4,128
                                                     -----------
Total Assets                                         $   129,469
                                                     ===========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.


SELECT ENERGY NEW YORK, INC.
BALANCE SHEET
(Unaudited)


                                                         March 31,
                                                           2003
                                                        -----------
                                                        (Thousands
                                                        of Dollars)
LIABILITIES AND CAPITALIZATION
-------------------------------
Current Liabilities:
  Accounts payable                                      $   32,250
  Accounts payable to affiliated companies                   7,435
  Accrued taxes                                              5,087
  Derivative liabilities                                     9,105
  Other                                                      6,106
                                                        ----------
                                                            59,983
                                                        ----------
Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes                          8,850
  Deferred pension costs                                       499
  Other                                                         19
                                                        ----------
                                                             9,368
                                                        ----------

Capitalization:
  Long-Term Debt                                            20,699
                                                        ----------
  Common Stockholder's Equity:
    Common stock, $1 par value - authorized
      and outstanding 10,000 shares                             10
    Capital surplus, paid in                                 9,971
    Retained earnings                                       24,158
    Accumulated comprehensive income                         5,280
                                                        ----------
  Common Stockholder's Equity                               39,419
                                                        ----------
Total Capitalization                                        60,118
                                                        ----------
Total Liabilities and Capitalization                    $  129,469
                                                        ==========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY NEW YORK, INC.
INCOME STATEMENT
(Unaudited)


                                                Three Months
                                                   Ended
                                                  March 31,
                                                    2003
                                                ------------
                                                 (Thousands
                                                 of Dollars)


Operating Revenues                              $    71,086
                                                -----------
Operating Expenses:
  Purchased power, net interchange
   power and capacity                                62,233
  Other                                               2,059
  Taxes other than income taxes                        (439)
                                                -----------
       Total operating expenses                      63,853
                                                -----------
Operating Income                                      7,233

Interest Expense, Net                                   139
Other Income, Net                                        80
                                                -----------
Income Before Income Tax Expense                      7,174
Income Tax Expense                                    2,919
                                                -----------
Net Income                                      $     4,255
                                                ===========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/CJTS ENERGY CENTER LLC
BALANCE SHEET
(Unaudited)


                                                         March 31,
                                                            2003
                                                        -----------
                                                        (Thousands
                                                        of Dollars)

ASSETS
------

Current Assets:
  Cash                                                  $         1
                                                        -----------
Total Assets                                            $         1
                                                        ===========



LIABILITIES AND CAPITALIZATION
------------------------------

Capitalization:
  Common Stockholder's Equity:
    Capital surplus, paid in                            $        12
    Accumulated deficit                                         (11)
                                                        -----------
  Common Stockholder's Equity                                     1
                                                        -----------
Total Capitalization                                              1
                                                        -----------
Total Liabilities and Capitalization                    $         1
                                                        ===========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/CJTS ENERGY CENTER LLC
INCOME STATEMENT
(Unaudited)



                                             Three Months
                                                 Ended
                                              March 31,
                                                 2003
                                             ------------
                                              (Thousands
                                              of Dollars)

Operating Revenues                           $       -
                                             ------------

Operating Expenses                                    -
                                             ------------
Net Income                                   $        -
                                             ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



WOODS ELECTRICAL CO., INC.
BALANCE SHEET
(Unaudited)


                                                         March 31,
                                                           2003
                                                        ----------
                                                        (Thousands
                                                        of Dollars)

ASSETS
------

Current Assets:
  Cash                                                  $     489
  Receivables, net                                          1,549
  Unbilled revenue                                             37
  Materials and supplies                                       82
  Prepayments and other                                        42
                                                        ---------
                                                            2,199
                                                        ---------
Property Plant and Equipment:
  Competitive energy                                          300
   Less: Accumulated depreciation                              24
                                                        ---------
                                                              276
                                                        ---------

Deferred Debits and Other Assets:
  Goodwill and other purchased intangible assets, net       7,669
                                                        ---------
Total Assets                                            $  10,144
                                                        =========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



WOODS ELECTRICAL CO., INC.
BALANCE SHEET
(Unaudited)


                                                      March 31,
                                                        2003
                                                     -----------
                                                     (Thousands
                                                     of Dollars)
LIABILITIES AND CAPITALIZATION
-------------------------------

Current Liabilities:
  Advance from parent, non-interest bearing           $      250
  Accounts payable                                           280
  Accounts payable to affiliated companies                   518
  Accrued taxes                                                6
  Other                                                       12
                                                      ----------
                                                           1,066
                                                      ----------

Deferred Credits and Other Liabilities                        90
                                                      ----------

Capitalization:
  Long-Term Debt                                           4,450
                                                      ----------
  Common Stockholder's Equity:
    Common stock, no par value - 20,000 shares
      authorized and 100 shares outstanding                 -
    Capital surplus, paid in                               5,000
    Accumulated deficit                                     (462)
                                                      ----------
  Common Stockholder's Equity                              4,538
                                                      ----------
Total Capitalization                                       8,988
                                                      ----------
Total Liabilities and Capitalization                  $   10,144
                                                      ==========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



WOODS ELECTRICAL CO., INC.
INCOME STATEMENT
(Unaudited)



                                             Three Months
                                                 Ended
                                               March 31,
                                                 2003
                                             ------------
                                              (Thousands
                                              of Dollars)


Operating Revenues                           $     1,502
                                             -----------

Operating Expenses:
  Other                                              418
  Maintenance                                      1,362
  Depreciation                                        10
  Taxes other than income taxes                      (11)
                                             -----------
       Total operating expenses                    1,779
                                             -----------
Operating Loss                                      (277)
Interest Expense, Net                                 80
Other Income, Net                                      3
                                             -----------
Net Loss                                     $      (354)
                                             ===========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



                         Northeast Utilities Parent
                             Select Energy, Inc.
                        Select Energy New York, Inc.
                   Northeast Generation Services Company
                             E.S. Boulos Company
                             NGS Mechanical, Inc.
                         Woods Electrical Co., Inc.
                       Select Energy Contracting, Inc.
                         Reeds Ferry Supply Co., Inc.
                      HEC/Tobyhanna Energy Project, Inc.
                         HEC/CJTS Energy Center LLC
                       Yankee Energy Services Company

Notes to Financial Statements (Unaudited)

1. About Northeast Utilities (NU)

Northeast Utilities Parent is the parent company of NU's subsidiaries. NU's regulated utilities furnish franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through three wholly owned subsidiaries: The Connecticut Light and Power Company, Public Service Company of New Hampshire and Western Massachusetts Electric Company. Another wholly owned subsidiary, North Atlantic Energy Corporation, previously sold all of its entitlement to the capacity and output of the Seabrook Station nuclear unit (Seabrook) to PSNH under the terms of two life-of-unit, full cost recovery contracts. Seabrook was sold on November 1, 2002. Other subsidiaries include Holyoke Water Power Company, a company engaged in the production of electric power, and Yankee Energy System, Inc. (Yankee), the parent company of Yankee Gas Services Company, Connecticut's largest natural gas distribution system.

Several wholly owned subsidiaries of NU provide support services for NU's companies and, in some cases, for other New England utilities. Northeast Utilities Service Company provides centralized accounting, administrative, engineering, financial, information resources, legal, operational, planning, purchasing, and other services to NU's companies. Until the sale of Seabrook on November 1, 2002, North Atlantic Energy Service Corporation had operational responsibility for Seabrook. Three other subsidiaries construct, acquire or lease some of the property and facilities used by NU's companies.

NU Enterprises, Inc. is a wholly owned subsidiary of NU and acts as the holding company for certain of NU's subsidiaries. Select Energy, Inc. (Select Energy), and its subsidiary Select Energy New York, Inc. (SENY), Northeast Generation Services Company and its subsidiaries (NGS), Select Energy Services, Inc., and its subsidiaries (SESI), Mode 1 Communications, Inc. and Woods Network Services, Inc., engage in a variety of energy-related and telecommunications activities, as applicable, primarily in the competitive energy retail and wholesale commodity, marketing and services fields. Northeast Generation Company acquires and manages generation facilities. E.S. Boulos Company (Boulos), NGS Mechanical, Inc. (NGS Mechanical) and Woods Electrical Co., Inc. (Woods Electrical) are wholly owned subsidiaries of NGS. Select Energy Contracting, Inc. (Select Energy Contracting), Reeds Ferry Supply Co., Inc. (Reeds Ferry), HEC/Tobyhanna Energy Project, Inc., (HEC/Tobyhanna), and HEC/CJTS Energy Center LLC (HEC/CJTS) are wholly owned subsidiaries of SESI. Yankee has certain wholly owned subsidiaries, including Yankee Energy Services Company (YESCO).

Select Energy, SENY, NGS, Boulos, NGS Mechanical, Woods Electrical, Select Energy Contracting, Reeds Ferry, HEC/Tobyhanna, HEC/CJTS, and YESCO are "energy-related companies" under rule 58. These footnotes are applicable to the rule 58 companies with financial statements filed in this Form U-9C-3 under
Item 6 Section A.

2. About Select Energy

Select Energy is an integrated energy business that buys, markets, sells, and trades electricity, gas, oil and energy-related products and services to both wholesale and retail customers in the Northeastern United States. Select Energy procures and delivers energy and capacity required to serve its electric, gas and oil customers. Select Energy, collectively with its affiliated competitive energy businesses, provides a wide range of energy products and energy services. Select Energy is a licensed retail electricity supplier and is registered with local electric distribution companies and is a registered gas marketer with local gas distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island, and Virginia.

3. About SENY

SENY is a wholly owned subsidiary of Select Energy and engages in the brokering, marketing, transportation, storage, and sale of energy commodities in the state of New York.

4. About NGS

NGS provides management, operation and maintenance services to the electric generation market, as well as to large industrial customers, in the Northeastern United States. NGS also provides consulting services which include engineering services, construction management, permitting, and compliance management.

5. About Boulos

Boulos is an electrical contracting company which specializes in high voltage electrical construction and maintenance in Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island, and Vermont. Boulos is wholly owned by NGS.

6. About NGS Mechanical

NGS Mechanical provides mechanical services in certain New England states and New York. NGS Mechanical is wholly owned by NGS.

7. About Woods Electrical

Woods Electrical is a wholly owned subsidiary of NGS and is in the electrical contracting business in the state of Connecticut. Woods Electrical is also registered to do business in Maine, Massachusetts and New Hampshire. NGS acquired Woods Electrical on July 1, 2002, and the results of Woods Electrical's operations since July 1, 2002, are included in this report.

8. About Select Energy Contracting

Select Energy Contracting designs, manages, and directs the construction of, and/or installation of mechanical, water and electrical systems, energy and other resource consuming equipment.

9. About Reeds Ferry

Reeds Ferry is an equipment wholesaler which purchases equipment on behalf of Select Energy Contracting.

10. About HEC/Tobyhanna

HEC/Tobyhanna is a special purpose entity established to manage the assets of an Energy Savings Performance Contract at the Tobyhanna Army Depot.

11. About HEC/CJTS

HEC/CJTS is a special purpose entity formed to facilitate the financing of SESI's construction of an energy center at the Connecticut Juvenile Training School in Middletown, Connecticut. HEC/CJTS is wholly owned by SESI.

12. About YESCO

YESCO has disposed of most of its assets and is winding down its energy related services for its customers.

13. Public Utility Regulation

NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act), and is subject to the provisions of the 1935 Act. Arrangements among NU's companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. The operating subsidiaries are subject to further regulation for rates, accounting and other matters by the FERC and/or applicable state regulatory commissions.

14. Presentation

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

15. New Accounting Standards

Energy Trading and Risk Management Activities: In October 2002, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board (FASB) reached consensuses on EITF Issue No. 02-3, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities."

One consensus rescinded EITF Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities for Energy Trading Activities," under which Select Energy previously accounted for energy trading activities. This consensus required companies engaged in energy trading activities to discontinue fair value accounting effective January 1, 2003, for contracts that do not meet the definition of a derivative in SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Select Energy and SENY adopted this consensus effective October 1, 2002.

The second consensus required that companies engaged in energy trading activities classify revenues and expenses associated with energy trading contracts on a net basis in revenues effective January 1, 2003. Select Energy and SENY adopted net reporting effective July 1, 2002, before this consensus was reached by the EITF.

The EITF continues to consider guidance on accounting for energy trading activities. The EITF has proposed Issue No. 02-L, "Reporting Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, and Not Held for Trading Purposes." EITF Issue No. 02-L is expected to address whether or not gains or losses on non-trading derivatives should be presented gross as revenues and expenses or on a net basis in revenues.

Management will determine the impact, if any, that EITF Issue No. 02-L will have on the classification of revenues and expenses if and when the EITF reaches a consensus.

Derivative Accounting: Effective January 1, 2001, Select Energy and SENY adopted SFAS No. 133, as amended. In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends SFAS No. 133. This new statement incorporates interpretations that were included in FASB Derivative Implementation Group guidance, clarifies certain conditions, and amends other existing pronouncements. Management is evaluating the impact of SFAS No. 149 on the financial statements, but does not believe that there will be a significant impact as a result of the issuance of this new statement.

16. Derivative Instruments, Market Risk and Risk Management

A. Derivative Instruments

Effective January 1, 2001, Select Energy and SENY adopted SFAS No. 133, as amended. Derivatives that are utilized for trading purposes are recorded at fair value with changes in fair value included in earnings. Other contracts that are derivatives but do not meet the definition of a cash flow hedge and cannot be designated as being used for normal purchases or normal sales are also recorded at fair value with changes in fair value included in earnings. For those contracts that meet the definition of a derivative and meet the cash flow hedge requirements, the changes in the fair value of the effective portion of those contracts are generally recognized in accumulated other comprehensive income until the underlying transactions occur. For those contracts that meet the definition of a derivative and meet the fair value hedge requirements, the changes in fair value of the effective portion of those contracts are generally recognized on the balance sheet as both the hedge and the hedged item are recorded at fair value. For contracts that meet the definition of a derivative but do not meet the hedging requirements, and for the ineffective portion of contracts that meet the cash flow hedge requirements, the changes in fair value of those contracts are recognized currently in earnings. Derivative contracts that are entered into as a normal purchase or sale and will result in physical delivery, and are documented as such, are recorded under accrual accounting. For information regarding recent accounting changes related to trading activities, see Note 15, "New Accounting Standards."

The tables below summarize Select Energy and SENY derivative assets and liabilities at March 31, 2003. These amounts do not include premiums paid, which amounted to $20.2 million at March 31, 2003 ($15.3 million for Select Energy and $4.9 million for SENY). These amounts also do not include unearned option premiums, which amounted to $24.1 million at March 31, 2003 ($24.1 million for Select Energy and zero for SENY). The premium amounts relate primarily to energy trading activities.

-------------------------------------------------------------------------------
 (Millions of Dollars)        Assets            Liabilities           Total
-------------------------------------------------------------------------------
Select Energy:
  Trading                     $141.0              $(110.3)            $30.7
  Nontrading                     0.7                 (0.8)             (0.1)
  Hedging                       15.8                 (7.8)              8.0
-------------------------------------------------------------------------------
Total                         $157.5              $(118.9)            $38.6
===============================================================================

-------------------------------------------------------------------------------
 (Millions of Dollars)        Assets            Liabilities           Total
 ------------------------------------------------------------------------------
SENY:
  Trading                     $ 24.2              $  (9.1)            $15.1
  Nontrading                     2.3                   --               2.3
  Hedging                        8.9                   --               8.9
-------------------------------------------------------------------------------
Total                         $ 35.4              $  (9.1)            $26.3
===============================================================================

Trading: To gather market intelligence and utilize this information in risk management activities for the wholesale marketing business, Select Energy conducts energy trading activities in electricity, natural gas and oil, and therefore, experiences net open positions. Select Energy manages these open positions with strict policies that limit its exposure to market risk and require daily reporting to management of potential financial exposure. Derivatives used in trading activities are recorded at fair value and included in the consolidated balance sheets as derivative assets or liabilities.
Changes in fair value are recognized in operating revenues in the consolidated statements of income in the period of change. The net fair value positions of the trading portfolio at March 31, 2003 were assets of $30.7 million for Select Energy and $15.1 million for SENY. These amounts include intercompany assets and liabilities of $2.4 million.

Select Energy's trading portfolio includes New York Mercantile Exchange (NYMEX) futures and options, the fair value of which is based on closing exchange prices; over-the-counter forwards and options, the fair value of which is based on the mid-point of bid and ask quotes; and bilateral contracts for the purchase or sale of electricity or natural gas, the fair value of which is modeled using available information from external sources based on recent transactions and validated with a gas forward curve and an estimated heat rate conversion. Select Energy's trading portfolio also includes transmission congestion contracts. The fair value of certain transmission congestion contracts is based on market inputs. Market information for other transmission congestion contracts is not available, and those contracts cannot be reliably valued. Management believes the amounts paid for these contracts are equal to their fair value.

Nontrading: Nontrading derivative contracts are used for delivery of energy related to Select Energy's retail and wholesale marketing activities. These contracts are not entered into for trading purposes, but are subject to fair value accounting because these contracts are derivatives that cannot be designated as normal purchases or sales, as defined by SFAS No. 133. These contracts cannot be designated as normal purchases or sales either because they are included in the New York energy market that settles financially or because the normal purchase and sale designation was not elected by management. The net fair values of nontrading derivatives at March 31, 2003 were liabilities of $0.1 million at Select Energy and assets of $2.3 million at SENY.

Hedging: Select Energy utilizes derivative financial and commodity instruments, including futures and forward contracts, to reduce market risk associated with fluctuations in the price of electricity and natural gas purchased to meet firm sales commitments to certain customers. Select Energy also utilizes derivatives, including price swap agreements, call and put option contracts, and futures and forward contracts, to manage the market risk associated with a portion of its anticipated retail supply requirements. These derivatives have been designated as cash flow hedging instruments and are used to reduce the market risk associated with fluctuations in the price of electricity, natural gas, or oil. A derivative that hedges exposure to the variable cash flows of a forecasted transaction (a cash flow hedge) is initially recorded at fair value with changes in fair value recorded in other comprehensive income. Hedges impact earnings when the forecasted transaction being hedged occurs, when hedge ineffectiveness is measured and recorded, when the forecasted transaction being hedged is no longer probable of occurring, or when there is accumulated other comprehensive loss and the hedge and the forecasted transaction being hedged are in a loss position on a combined basis.

Select Energy and SENY maintain natural gas service agreements with certain customers to supply gas at fixed prices for terms extending through 2004. Select Energy and SENY have hedged their gas supply risk under these agreements through NYMEX futures contracts. Under these contracts, which also extend through 2004, the purchase price of a specified quantity of gas is effectively fixed over the term of the gas service agreements. At March 31, 2003, the NYMEX futures contracts had notional values of $19.6 million and were recorded at fair value as a derivative asset of $5.4 million, net of tax. In the first quarter of 2003 Select Energy designated new gas futures and financial gas swaps in New England to hedge cash flows throughout 2003 with a derivative liability value of $1.9 million, net of tax, at March 31, 2003.

B. Market Risk Information

Select Energy, along with SENY, utilizes the sensitivity analysis methodology to disclose quantitative information for its commodity price risks.
Sensitivity analysis provides a presentation of the potential loss of future earnings, fair values or cash flows from market risk-sensitive instruments over a selected time period due to one or more hypothetical changes in commodity prices, or other similar price changes. Under sensitivity analysis, the fair value of the portfolio is a function of the underlying commodity, contract prices and market prices represented by each derivative commodity contract.
For swaps, forward contracts and options, fair value reflects management's best estimates considering over-the-counter quotations, time value and volatility factors of the underlying commitments. Exchange-traded futures and options are recorded at fair value based on closing exchange prices.

Trading Portfolio: At March 31, 2003, Select Energy, along with SENY, has calculated the market price resulting from a 10 percent change in forward market prices. That 10 percent change would result in approximately a positive or negative $0.8 million increase or decrease in the fair value of the Select Energy and SENY trading portfolio. In the normal course of business, Select Energy, along with SENY, also faces risks that are either nonfinancial or nonquantifiable. Such risks principally include credit risk, which is not reflected in this sensitivity analysis.

Retail and Wholesale Marketing Portfolio: When conducting sensitivity analyses of the change in the fair value of Select Energy's and SENY's electricity, natural gas and oil nontrading derivatives portfolio, which would result from a hypothetical change in the future market price of electricity, natural gas and oil, the fair values of the contracts are determined from models that take into account estimated future market prices of electricity, natural gas and oil, the volatility of the market prices in each period, as well as the time value factors of the underlying commitments. In most instances, market prices and volatility are determined from quoted prices on the futures exchange.

Select Energy, along with SENY, has determined a hypothetical change in the fair value for its retail and wholesale marketing portfolio, which includes cash flow hedges and electricity, natural gas and oil contracts, assuming a 10 percent change in forward market prices. At March 31, 2003, a 10 percent change in market price would have resulted in an increase or decrease in fair value of approximately $10.8 million.

The impact of a change in electricity, natural gas and oil prices on Select Energy's and SENY's retail and wholesale marketing portfolio at March 31, 2003, is not necessarily representative of the results that will be realized when the commodities provided for in these contracts are physically delivered.

C. Other Risk Management Activities

Credit Risk Management: Credit risk relates to the risk of loss that NU would incur as a result of non-performance by counterparties pursuant to the terms of their contractual obligations. NU serves a wide variety of customers and suppliers that include independent power producers, industrial companies, gas and electric utilities, oil and gas producers, financial institutions, and other energy marketers. Margin accounts exist within this diverse group, and NU realizes interest receipts and payments related to balances outstanding in these margin accounts. This wide customer and supplier mix generates a need for a variety of contractual structures, products and terms which, in turn, requires NU to manage the portfolio of market risk inherent in those transactions in a manner consistent with the parameters established by NU's risk management process.

Credit risks and market risks are monitored regularly by a Risk Oversight Council operating outside of the business units that create or actively manage these risk exposures to ensure compliance with NU's stated risk management policies.

NU tracks and re-balances the risk in its portfolio in accordance with fair value and other risk management methodologies that utilize forward price curves in the energy markets to estimate the size and probability of future potential exposure.

NYMEX traded futures and option contracts are guaranteed by the NYMEX and have a lower credit risk. Select Energy has established written credit policies with regard to its counterparties to minimize overall credit risk on all types of transactions. These policies require an evaluation of potential counterparties' financial conditions (including credit ratings), collateral requirements under certain circumstances (including cash in advance, letters of credit, and parent guarantees), and the use of standardized agreements, which allow for the netting of positive and negative exposures associated with a single counterparty. This evaluation results in establishing credit limits prior to NU entering into trading activities. The appropriateness of these limits is subject to continuing review. Concentrations among these counterparties may impact NU's overall exposure to credit risk, either positively or negatively, in that the counterparties may be similarly affected by changes to economic, regulatory or other conditions.

17. Special Deposits

Special deposits include cash collateral posted in connection with various power purchase and sales agreements.



                QUARTERLY REPORT OF NORTHEAST UTILITIES

                           SIGNATURE CLAUSE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.





          NORTHEAST UTILITIES
          -------------------
          (Registered Holding Company)



     By:  /s/ John P. Stack
           -----------------------------
          (Signature of Signing Officer)



          John P. Stack
          ----------------------------------------
          Vice President-Accounting and Controller
          ----------------------------------------
          Date:  May 28, 2003
          ----------------------------------------